July 10, 2008

Chris White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-5153

Dear Mr. White:

Set forth below are responses from Marathon Oil Corporation to comments of the staff of the United States Securities and Exchange Commission, dated June 12, 2008, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

E&P Operating Statistics, page 46

Comment 1
We note your response to prior comment 1 in our letter dated March 31, 2008, with respect to your average realizations for natural gas in Africa.  Please further clarify why you have chosen to primarily enter into fixed price contracts for natural gas for your Equatorial Guinea production that resulted in average realizations of $0.25 per thousand cubic feet, for example, in 2007, when realizations were over $5.00 per thousand cubic feet in Europe and the U.S.  In this regard, explain to us why it is not feasible to export natural gas from Africa to markets that would result in higher realizations.

Response
Because the natural gas production and transportation infrastructure is still developing in the areas offshore continental Africa, it is not feasible to export natural gas from Equatorial Guinea to other markets at this time.  Natural gas in its gaseous state can only be transported via pipeline.  There are no natural gas pipelines from Equatorial Guinea to other markets in existence at this time.  Additionally there are no commercial treaties for natural gas exchange between nearby African nations.

The fixed-price long term contracts to sell natural gas for use in Equatorial Guinea have provided us with the only outlet for production to date.  These fixed-price long-term natural gas sales provide a commercial alternative to Marathon and the other participants under the Alba Production Sharing Contract (“Alba Participants”) to sell natural gas produced in association with the production of condensate rather than flaring the natural gas.  The gas is sold to three different plants, the operations of which are all in Equatorial Guinea.  Each of these entities then converts the natural gas into transportable products such as propane, butane, methanol and LNG.  These products are then sold to marketers that transport the products for sale in markets outside of Equatorial Guinea.  Marathon holds investment interests in each of the plants in which the natural gas is sold and accounts for these investments under the equity method.  The Alba Participants also hold investment interests in some or all of these enterprises.

Financial Statements

Note 1 – Summary of Principal Accounting Policies, page F-8

Revenue Recognition, page F-9

Comment 2
We note your response to prior comment 3 in our letter dated March 31, 2008 with respect to your accounting policy for reporting royalties paid in cash.  Please explain to us how you considered the guidance in SFAS 19, paragraph 59T, which states in the last sentence, “Royalty payments…shall be excluded from gross revenues” when concluding that it is appropriate to report royalties on the gross basis.

Response
We have combined our response to Comments 2 and 3 along with Comment 4 below.

Comment 3
Your response states that you retain ownership of the production volumes up to the point of sale when you pay royalties in cash.  Please clarify how you have determined that you have ownership of the production volumes when those production volumes are owned by the royalty owner.  Further, we note that you believe you act as an agent when you sell production volumes on behalf of a royalty owner when royalty payments are due in kind.  Explain why you believe that you act as a principal (and not as an agent) when you sell production volumes on behalf of the royalty owner when royalties are due in cash.

Response
We have combined our response to Comments 2 and 3 along with Comment 4 below.

Comment 4
Your response indicates that your accounting policy for reporting royalties is consistent with EITF 99-19.  Please clarify how you evaluated the fourth bullet in paragraph 4 of EITF 99-19 when determining that you are in the scope of this guidance.  If you believe you are in the scope of EITF 99-19, please provide your complete analysis which supports your conclusions of gross reporting for royalties paid in cash.

Response
Revenues related to royalties paid in cash were less than 1 percent of total consolidated revenue and 5 percent of total E&P revenue for each of three years ending December 31, 2007.  Excluding royalties from reported revenues will not affect reported income from operations, segment income or net income.

We have reviewed presentation of royalties in the financial statements of other registrants in our industry.  It appears most exclude royalties from reported revenues.  Based on industry practice and the questions you have raised regarding the presentation of royalties in our financial statements, we have decided to change our presentation to exclude royalties from reported revenues.  We intend to adopt this change prospectively on January 1, 2009, in order to allow appropriate time to make the necessary changes to our accounting processes and systems and because this change is not material qualitatively or quantitatively to our financial statements.

Note 6.  Acquisition, page F-19

Comment 5
We note that you have prepared the investment significance test without including the debt that you acquired from Western Oil Sands in the total consideration of the acquisition.  Please clarify how you determined that you were not the legal obligor of this debt at the acquisition date when it appears that you assumed this debt upon the acquisition of Western Oil Sands.  In addition, please clarify how you determined that it is appropriate to exclude the debt when it appears that you have allocated the long-term debt to the liabilities acquired based on your disclosure on page F-20.

Response

As defined in SEC Accounting Disclosure Rules and Practices, Topic Two, Item I.D.1.a., for purposes of the investment significance test, “Investment means total consideration, including any assumed debt for which the registrant is the legal obligor, and costs of acquisition that will be allocated to assets and liabilities acquired.” (emphasis added)  Marathon Oil Corporation (Marathon), the registrant, did not guarantee or legally assume the acquiree’s debt at closing of the purchase transaction.  Western Oil Sands Inc. (Western) remained the legal obligor for the debt and the debt remained secured by substantially all of Western’s assets.  As a result of the acquisition, Marathon became the common shareholder of Western, but did not become legally obligated to make payments on Western’s debt in any circumstance, including any event of default by Western. As such, Marathon was not the “legal obligor” (as described in the definition above) of the debt “assumed” (as this term is used in SFAS 141) through the acquisition of Western’s common shares.

As required by SFAS 141, we applied the purchase method of accounting to the acquisition of Western and therefore allocated the purchase price of $5.833 billion to the assets and liabilities acquired.  Because this transaction was a stock purchase, all of Western’s assets and liabilities were acquired and therefore must be reflected in Marathon’s consolidated financial statements, including any of Western’s outstanding indebtedness at the acquisition date.

Note 9 – Segment Information, page F-24

Comment 6
We note your response to prior comment 7 in our letter dated March 31, 2008, and although we understand how your “total revenues” figure on pages 45 and F-25 reconciles to “total revenues and other income” on the face of your statements of income, we believe that providing such a reconciliation in your filings will assist readers and is required by SFAS 131, paragraph 32(a).  Please comply in future filings.

Response
We will provide a reconciliation in future filings.  The following is the reconciliation for the three years ending December 31, 2007:

	2007	2006	2005

Sales and other operating revenues (including consumer excise taxes)	$62,800	$57,973	$48,948
Revenues from matching buy/sell transactions	127	5,457	12,636
Sales to related parties	1,625	1,466	1,402

Consolidated revenues	$64,552	$64,896	$62,986

Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the staff’s comments or changes made in response to the staff’s comments do not foreclose the Commission from taking any action on the filing, and (c) Marathon may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333 or Richard J. Kolencik, Sr. Group Counsel at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

Janet F. Clark
Executive Vice President and Chief Financial Officer